■ EX-99.1.
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: Cheongna IBT Co., Ltd.
— Total Asset (KRW) : 62,000,000,000
— Total Equity (KRW): 62,000,000,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 62,000,000,000

— Purpose of the company :	to engage in development and management of International Finance and Complex in Cheongna Area of Incheon Free Economic Zone
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 89
5. Date of Addition: March 3, 2008
6. Others
— Although POSCO E&C, which is a subsidiary of POSCO, invests 5.7% stake of Cheongna IBT Co., Ltd., Cheongna IBT Co., Ltd. is included in POSCO group due to delegation of 40% voting right from Pangaea Capital Management L.P to POSCO E&C